Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver	1500 - 1055 West Georgia Street, P.O. Box 11117
Toronto	Vancouver, British Columbia, Canada V6E 4N7
Ottawa	Telephone (604) 689-9111
Facsimilie (604) 685-7084

File Number: 58069-9
Web site: www.langmichener.com
Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com
September 4, 2008

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:	Mr. H. Roger Schwall, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

AMG OIL LTD. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-4
Filed August 15, 2008
SEC File No. 333-149574

We write on behalf of the Company in response to Staff’s letter of August 28, 2008 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 Registration Statement on Form S-4 (the “Form S-4/A2”) filed with the Commission on August 15, 2008. In response to the Comment Letter , we are submitting this letter together with the following:

  a red-lined draft of the revised U.S. tax opinion showing changes from the opinion filed with the Form S-4/A2;

  a red-lined draft of the revised Canadian tax opinion showing changes from the opinion filed with the Form S-4/A2; and

  a red-lined draft of relevant pages of the registration statement showing amendments to the “Risk Factors” and the “Material United States Federal Income Tax Consequences” sections of the Form S-4/A2 that are proposed to address the comments in the Comment Letter.

Our item-by-item responses to the comments made in the Comment Letter are provided below. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Material United States Federal Income Tax Consequences, page 22

1.

We note your revised disclosure in this section regarding the United States federal income tax consequences of the continuation for U.S. shareholders, and the related tax opinion provided by counsel. We note also that the opinion of counsel that shareholders will not be required to recognize gain on the transfer of their shares in connection with the continuation is based on the assumption that Section7874 of the Internal Revenue Code will not apply to the continuation. Because such assumption is subject to uncertainty, please add related risk factor disclosure.

In response to Staff’s comment, the Company has provided the amended U.S. tax opinion and proposed conforming amendment to the “Material United States Federal Income Tax Consequences” section of the Form S-4/A2. The revised opinion letter reflects the fact that the opinion of tax counsel that shareholders will not be required to recognize gain on the transfer of their shares in connection with the continuation is not based on the assumption that Section 7874 of the Internal Revenue Code will not apply to the continuation. The language in the opinion that this conclusion is irrespective of the application of Section 7874 of the Internal Revenue Code is also reflected in the revised “Material United States Federal Income Tax Consequences” section of the Form S-4/A2.

We also note for your reference that the Risk Factors section of the Form S-4/A2 included a risk factor relating to Section 7874 of the Internal Revenue Code and its impact on the Company if this section were deemed to apply to the Continuation. The Company believes based on further consultation with tax counsel that additional risk factor disclosure relating to the issue of recognition of gain is not warranted as this issue is independent of the application of Section 7874 of the Internal Revenue Code, as noted above, and that the original risk factor disclosure continues to be appropriate.

Material Canadian Income Tax Consequences, page 27

2.

You indicate in your prospectus that the continuation should not give rise to any liability for Canadian income tax to any holder, regardless of the holder’s fiscal residence. However, the related opinion of counsel does not opine that the continuation should not give rise to any such liability and states instead that the related policy of the CRA is not law and that therefore counsel is not able to express a legal opinion based on it. As a result, there appears to be uncertainty regarding whether the continuation will give rise to liability for Canadian income tax for shareholders. Please provide relevant disclosure regarding this uncertainty in your prospectus ..

In response to Staff’s comment, the Company has provided the amended Canadian tax opinion that expressly states that shareholders of the Company should not incur any liability for Canadian federal income tax under the Income Tax Act (Canada) in the course and as a consequence of the continuation. We note that our opinion on this matter is significantly more definitive than our prior opinion and includes the express opinion that no liability should be incurred under the Income Tax Act (Canada) as a result of the Continuation. The Company has also added a risk factor to the

“Risk Factors” section in order to discuss the assumptions on which this opinion is based and the risk to shareholders in the Canada Revenue Agency were to reverse its present policy. As noted in the risk factor disclosure, we consider this risk to be remote.

Exhibits

3.	Please obtain and file revised tax opinions that do not limit reliance by shareholders.

In response to Staff’s comment, the tax opinions have been amended to state that they may be relied upon by the shareholders of the Company.

Please advise if you have any questions or comments regarding the proposed amendments and revised opinions.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Enclosures

cc:	AMG Oil Ltd.
Attention: Mr. Michael Hart, President